Filed by Ecolab Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rules 13e-4(c) and 14a-12
under the Securities Exchange Act of 1934

Filer: Ecolab Inc.
Subject Company: Ecolab Inc.
SEC File No.: 001-09328

Subject: Apergy-ChampionX: Executive Committee announcement

Date:  Thursday, April 9, 2020

To: Global ChampionX Associates

To all ChampionX team members,

We are making tremendous progress in our integration planning to bring Apergy and ChampionX together as one successful combined company following the completion of our transaction. Better Together, the name for our integration, signifies the great opportunities we will have as a focused, differentiated oil and gas company aligned behind a purpose of improving lives and helping our customers in unlocking energy required to drive prosperity for our world.

As one combined organization, we will have a stronger, differentiated offering for customers, more global scale and an experienced, talented team who will lead us through this exciting chapter in our history.

To facilitate and accelerate organizational design and integration planning, I am excited to announce our new organization’s planned Executive Committee that would be effective pending successful completion of the merger, which is anticipated by the end of Q2 2020. The Executive Committee is comprised of enterprise businesses and functional leaders who will drive our strategy and integration in the new company.

Until the successful completion of the transaction, this committee is not effective. These leaders will continue in their current roles with their respective organizations until closing. We continue operating as two separate organizations until the completion of the transaction.

As announced in December 2019, I am pleased that Deric Bryant and Jay Nutt will have the following leadership roles in the organization reporting to me as a part of the Executive Committee:

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Deric will serve as Chief Operating Officer of the new company. In addition to leading the current ChampionX business, he will be responsible for the integration of the two organizations as well as achieving commercial and cost synergies. Deric began his 25-year career with Nalco Water in 1995.

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Jay will be Chief Financial Officer for the new organization, including the Corporate Controllership, Treasury, Tax and Financial Planning & Analysis functions, and Investor Relations. Jay joined Apergy in 2018 after a successful 30-year career at TechnipFMC, where he had a variety of financial leadership roles across multiple geographies.

The following leaders will report to me and serve on the Executive Committee:

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Rob Galloway will continue leading the Drilling Technologies segment, reporting to me. Rob has had an impressive 22-year career with US Synthetic in various roles including Chief Operating Officer and operations vice president, where he led his team in an enterprise transformation that earned the Shingo Prize for operational excellence. The US Synthetic approach to building a high-performance culture is reflected in the high number of implemented employee suggestions, which exceeded 50,000 in 2019.

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Paul Mahoney will continue leading the Production and Automation Technology segment, reporting to me. Paul has led the global artificial lift business for more than eight years. He joined Dover in 2012 from Emerson Electric, where he held various executive leadership and management roles in sales and operations.

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Saurabh Nitin will lead the Corporate Development and Strategy work for the new organization. Saurabh led the due diligence for the ChampionX transaction and is currently co-PMO lead for the Better Together integration planning, along with Kurt Kirchof. Saurabh joined Apergy in 2019, and he has held leadership roles in M&A and strategy at Pall Corporation and Kemira. Saurabh was a consultant and partner at leading management consulting firms, and he has worked across oil and gas, chemicals and industrial goods sectors.

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Ali Raza will lead the Digital offering for the new organization. The day-to-day commercial digital functions within other areas of the Apergy and ChampionX businesses will continue their current reporting lines. Ali has 27 years of experience in oil and gas automation and business process optimization software management. He will drive growth by creating and implementing digital strategies that will enhance our traditional businesses with digital offerings and new business models. He will also continue his leadership of Norrisseal-WellMark, Windrock, and Quartzdyne product lines.

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Julia Wright will lead the Law function for the new organization. Julia joined Apergy in 2018 to serve as the company’s first general counsel. She stood up the legal and compliance function with a dedicated team that works closely with our operations. Before joining Apergy, she served as vice president and general counsel of Nabors Industries. Peter Olasky will serve in a dual role within the Law Department for the new organization by leading the Compliance function and continuing to support operations for ChampionX, reporting to Julia. He will leverage his deep knowledge of international operations and business acumen in his new role and oversee strategic projects for the combined company. He joined Champion Technologies in 2011 and is sector general counsel for ChampionX. He previously worked for Skadden Arps.

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Jordan Zweig will assume global leadership for Human Resources in the new organization. Jordan joined Ecolab in 2013 to lead global HR for Nalco Champion and most recently led HR for Ecolab’s global Institutional business in St. Paul, Minn. He previously served in global HR leadership roles for GE, Monsanto and Graham Packaging Company. Amy Thompson Broussard will remain with the organization for a transition period after the completion of the transaction. During this transition period, she will work with Jordan in integration activities across the HR function.

The following leaders will report to Deric Bryant in his COO role and will be a part of the Executive Committee:

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Our continued journey to Goal Zero and mutual strong commitment around the safety, health and the environment will remain paramount in our new company, and to that end we will have an enterprise HSE council. Juan Alvarado, who leads SHEQ for ChampionX, will chair this council for our new organization and work closely with Adam Worley, the PAT segment HSE leader and Apergy’s current HSE Council lead, to build the framework for the new council. The HSE council will report to me. Juan will continue to lead SHEQ for ChampionX and report to Deric.

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Mark Eley, who leads ChampionX’s Marketing and Technology function, will assume leadership of the new organization’s corporate communications function, in addition to his current ChampionX responsibilities. Mark has served in a variety of sales, marketing and technology leadership roles with ChampionX. He joined Exxon Chemical in 1995 as a research chemist in the UK and most recently was vice president of Eastern Hemisphere for 10 years based in Dubai.

•	Kurt Kirchof will continue leading the ChampionX Specialty Performance segment, formerly known as WellChem, reporting to Deric. Kurt is currently co-PMO lead for the Better Together integration planning, along with Saurabh Nitin. Kurt joined Nalco 36 years ago and has held a number of leadership positions, including international assignments, in sales and marketing roles for Nalco, Nalco Champion and ChampionX in paper, water, oilfield chemicals and reservoir markets.

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Ross O’Dell will continue leading the ChampionX Oilfield Performance segment, formerly known as OFC, reporting to Deric. Ross joined Nalco in 1996 and has held senior sales, marketing and leadership roles in upstream and downstream.

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Alina Parast will lead global IT for the new organization. Alina has more than 25 years of experience in global information technology leadership roles across various industries. She joined the company in 2007 as a vice president for IT and has held leadership roles in IT for Ecolab, including most recently leading Enterprise Business Applications and Infrastructure Services. John Gray, currently Senior Director of IT for Apergy, will continue with the new organization, reporting to Alina.

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Eric Seip will assume leadership for the new organization’s strategic sourcing activities in addition to his current leadership of ChampionX’s global Supply Chain. Joby Jacob and his team will report into Eric’s organization. The day-to-day supply chain and purchasing functions within Apergy will continue their current reporting into the respective product lines. Eric joined Nalco in 2009 leading the global Nalco Water Supply Chain and Nalco’s global Operational Excellence transformation leveraging his Lean manufacturing background. He joined Nalco Energy Services in 2010. He has led global operations, procurement and supply chain teams for more than 20 years in discreet and process industries and operated his own business for five years.

The contributions of every team in our new company will be important for us to reach our full, long-term potential as one combined organization. In the coming weeks, each of these leaders will thoughtfully and purposefully build their management teams based on the skills, experience and potential of the people in our two organizations. We intend to announce additional levels of our management structure in the next several weeks as we prepare for closing the transaction.

We look forward to sharing even more with you about the future of our organization in the coming weeks, including our plans for the combined company’s name, purpose, values and other important information.

Please join us in congratulating these leaders and supporting them as they help us build a market-shaping organization that will truly be Better Together, creating exponential value for our customers and opportunities for our people moving forward.

Best regards,

Soma Somasundaram

President and CEO, Apergy

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX filed a registration statement on Form S-4/S-1 containing a prospectus and Apergy filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the SEC. Each of ChampionX and Apergy have filed amendments, and expect to file additional amendments, to these filings before they become effective. Ecolab expects to file with the SEC a Schedule TO in connection with the proposed transaction. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and any amendments to these filings as well as any other relevant documents to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on April 3, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.